Exhibit 99.1

Chemomab Therapeutics Announces Third Quarter 2025 Financial Results and Provides
Corporate Update

—Nebokitug PSC Phase 3 Design Near Completion Following Positive FDA Feedback—

—Regulatory Alignment Advances, with EMA Guidance Supporting a Single Nebokitug Phase 3
 Registration Trial Using a Clinical Event Composite Endpoint—

—Phase 2 SPRING Trial OLE Data Showing Favorable Safety and Consistent Improvements in Key Biomarkers
in PSC Patients Treated with Nebokitug for Up to 48 Weeks Presented at AASLD 2025—

—New Clinical Data Presented at AASLD 2025 Provides Insights on Nebokitug’s Direct Macrophage-Mediated
Mechanisms that Are Relevant to Halting or Slowing PSC Disease Progression—

—Multiple Partnering Options for Supporting the Nebokitug Phase 3 Program Continue to Advance—

—Cash Runway Expected through End of Fourth Quarter of 2026—

TEL AVIV, Israel, November 20, 2025 -- Chemomab Therapeutics Ltd. (Nasdaq: CMMB), (Chemomab), a clinical stage biotechnology company developing innovative therapeutics for fibro-inflammatory diseases with high unmet need, today announced financial and operating results for the third quarter ended September 30, 2025, and provided a corporate update.

“In the third quarter of 2025 we focused on advancing preparations for the nebokitug Phase 3 trial in patients with primary sclerosing cholangitis (PSC), continuing our very productive discussions with the FDA and EMA,” said Adi Mor, PhD, co-founder, Chief Executive Officer and Chief Scientific Officer of Chemomab. “I am delighted to report that we have support from both agencies that a single Phase 3 registration trial would be sufficient for approval. In addition, both have agreed that a composite of clinically relevant events can be used for the study endpoint. In view of the general alignment of the two regulatory agencies and the advanced status of the Phase 3 design, we expect to launch the trial as soon as feasible.”

Dr. Mor continued, “We are also encouraged that at the recent AASLD 2025 conference, the PSC community, including KOLs, global clinical centers and patient advocates, voiced their support for the nebokitug Phase 3 design, along with their interest in participating in the trial. With a clear regulatory pathway to approval in the US, international regulatory alignment on key aspects of the Phase 3 trial design and increasing market interest, we are seeing growing recognition of nebokitug’s potential to become the first disease-modifying therapy for this devastating condition. The limited number of ongoing PSC trials provides a unique opportunity to leverage our strong engagement with global PSC centers to advance our Phase 3 program rapidly and efficiently. In parallel, we are continuing discussions with potential strategic partners. We see this dual track as positioning Chemomab for maximum strength and flexibility as we work to launch the Phase 3 nebokitug trial as soon as the necessary financial resources are available.”

Dr. Mor concluded, “This is an exciting time for Chemomab as we see more options for advancing nebokitug into a registrational trial that could enable us to be the first effective therapy in this large, unserved market, while providing hope to the tens of thousands of PSC patients seeking better options for managing their condition. We are continuing to lay the groundwork for rapidly launching the Phase 3 trial and look forward to reporting on our progress over the remainder of the year.”

Third Quarter 2025 and Recent Highlights:

•
On November 6, 2025, Chemomab reported that data from the Phase 2 SPRING trial assessing nebokitug for the treatment of PSC was featured in three poster presentations at the American Association for the Study of Liver Disease (AASLD) The Liver Meeting® 2025. All three were designated by conference organizers as “posters of distinction.” Data presented from the SPRING trial open label extension (OLE) showed the continued and consistent positive effects of nebokitug on key inflammatory and fibrotic biomarkers when administered to patients with PSC for up to 48 weeks, confirming its good safety profile and further reinforcing its disease-modifying potential. Two additional posters presented new clinical data that provided additional insights into the macrophage-related mechanism of action of nebokitug, a first-in-class antibody that inhibits the soluble protein CCL24, a key driver of disease processes in fibro-inflammatory diseases such as PSC. These results further confirm that nebokitug may halt or slow disease progression and improve clinical outcomes — the primary objectives of the proposed nebokitug Phase 3 study in PSC.

•
On August 14, 2025, Chemomab reported that it would change the ratio of its American Depositary Shares ("ADSs") to its Class A ordinary shares (the "ADS Ratio"), from the then current ADS Ratio of one ADS to 20 Class A ordinary shares to a new ADS Ratio of one ADS to 80 Class A ordinary shares, effective on August 26, 2025. This ratio adjustment essentially served as a one-for-four reverse ADS split for Chemomab ADS holders.

Third Quarter 2025 Financial Highlights

◾
Cash Position: Cash, cash equivalents and short-term bank deposits were $10.2 million as of September 30, 2025, compared to $9.5 million as of June 30, 2025 and $14.2 million as of December 31, 2024. This cash is expected to fund the company through the end of the fourth quarter of 2026.

◾
Research and Development (R&D) Expenses: R&D expenses were approximately $1 million in the third quarter of 2025, compared to $2.8 million in the third quarter of 2024. The decrease in R&D expenses in the third quarter of 2025 compared to the third quarter of 2024 primarily resulted from the end of activities related to the nebokitug Phase 2 SPRING trial.

◾
General and Administrative (G&A) Expenses: G&A expenses were approximately $0.9 million for the third quarter of 2025, generally equivalent to approximately $0.9 million in G&A expenses for the third quarter of 2024.

◾
Net Loss: Net loss was $1.7 million, or a net loss of less than one-half of one cent per basic and diluted ordinary share for the third quarter of 2025, compared to a net loss of $3.5 million, or a net loss of approximately $0.01 per basic and diluted ordinary share, for the third quarter of 2024. The weighted average number of ordinary shares outstanding, basic and diluted, was 494,338,497 million (equal to approximately 6,179,231 million ADSs) for the third quarter of 2025.

◾	Liquidity and Capital Resources: Chemomab believes its existing liquidity resources as of September 30th, 2025 will enable it to fund its operations through the end of the fourth quarter of 2026.

◾
Number of Issued and Outstanding Shares:. As of September 30, 2025, the company had 492,409,320 Ordinary shares issued and outstanding (equal to 6,155,117 ADSs), compared to 377,132,220 Ordinary shares issued and outstanding (equal to 4,714,153 ADSs) as of December 31, 2024.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, including statements regarding our future financial condition, results of operations, business strategy and plans, and objectives of management for future operations, as well as statements regarding industry trends, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “estimate,” “intend,” “may,” “plan,” “potentially,” “will” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things: the risk that certain acknowledgements from the End-of-Phase 2 (EOP2) meeting with the FDA in connection with PSC regulatory approval will not materialize into a pathway for regulatory approval; that certain conclusions and assumptions drawn from the EOP2 meeting with the FDA discussed in the press release will prove incorrect and adversely affect the ability for nebokitug to become an FDA fully approved therapy; the risk that the full data set from the nebokitug study or data generated in further clinical trials of nebokitug will not be consistent with the topline results of the nebokitug Phase 2 PSC trial; failure to obtain, or delays in obtaining, regulatory approvals for nebokitug in the U.S., Europe or other territories; failure to successfully commercialize nebokitug, if approved by applicable regulatory authorities, in the U.S., Europe or other territories, or to maintain U.S., European or other territory regulatory approval for nebokitug if approved; uncertainties in the degree of market acceptance of nebokitug by physicians, patients, third-party payors and others in the healthcare community; nebokitug development of unexpected safety or efficacy concerns related to nebokitug; failure to successfully conduct future clinical trials for nebokitug, including due to the Company's potential inability to enroll or retain sufficient patients to conduct and complete the trials or generate data necessary for regulatory approval, among other things; risks that the Company's clinical studies will be delayed or that serious side effects will be identified during drug development; failure of third parties on which the Company is dependent to manufacture sufficient quantities of nebokitug for commercial or clinical needs, to conduct the Company's clinical trials; changes in laws and regulations applicable to the Company's business and failure to comply with such laws and regulations; business or economic disruptions due to catastrophes or other events, including natural disasters or public health crises; and uncertainties with respect to the Company's need and ability to access future capital; and the intensity and duration of the current war in Israel, and its impact on our operations in Israel. These risks are not exhaustive. You should carefully consider the risks and uncertainties described in the “Risk Factors” sections of our 20-F for the year ended December 31, 2024. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. You should not rely upon forward- looking statements as predictions of future events. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this press release.

Before you invest, you should read the documents we have filed and will file with the SEC for more complete information about us. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities law of any such state or jurisdiction.

About Chemomab Therapeutics Ltd.

Chemomab is a clinical stage biotechnology company developing innovative therapeutics for fibro- inflammatory diseases with high unmet need. Based on the unique role of the soluble protein CCL24 in promoting fibrosis and inflammation, Chemomab developed nebokitug, a first-in-class dual activity monoclonal antibody that neutralizes CCL24 and has demonstrated disease-modifying potential. In clinical and preclinical studies, nebokitug has been shown to have a favorable safety profile and has been generally well-tolerated, with the potential to treat multiple severe and life-threatening fibro-inflammatory diseases. Chemomab has reported positive results from five clinical trials of nebokitug. Based on positive data from its Phase 2 SPRING trial in primary sclerosing cholangitis (PSC), the company is preparing for potential initiation of a nebokitug Phase 3 trial in patients with PSC. The design of Phase 3 calls for a single pivotal trial based on a clinical event primary endpoint that provides a clear and streamlined pathway to potential full regulatory approval. Nebokitug has received FDA and EMA Orphan Drug and FDA Fast Track designations for the treatment of PSC. Chemomab’s nebokitug program for the treatment of systemic sclerosis has an open U.S. IND. For more information, visit: chemomab.com.

Contacts:

Media & Investors: Chemomab Therapeutics Barbara Lindheim Consulting Vice President Investor & Public Relations, Strategic Communications Phone: +1 917-355-9234

barbara.lindheim@chemomab.com

Chemomab Therapeutics Ltd.
and its subsidiaries

Interim Condensed Consolidated Balance Sheets (Unaudited)
In USD thousands (except for share amounts)

	September 30,	December 31,
	2025	2024
Assets

Cash and cash equivalents	6,974	6,071
Short term bank deposits	3,082	8,195
Restricted cash	149	76
Other receivables and prepaid expenses	1,721	1,698

Total current assets	11,926	16,040

Non-current assets
Long term prepaid expenses	254	385
Property and equipment, net	188	250
Operating lease right-of-use assets	-	289

Total non-current assets	442	924

Total assets	12,368	16,964

Current liabilities
Trade payables	194	666
Accrued expenses	464	1,563
Employee and related expenses	479	874
Operating lease liabilities	-	115

Total current liabilities	1,137	3,218

Non-current liabilities
Operating lease liabilities - long term	-	209

Total non-current liabilities	-	209

Commitments and contingent liabilities

Total liabilities	1,137	3,427

Shareholders' equity (*)

Ordinary shares no par value - Authorized: 4,650,000,000 shares as of September
30, 2025, and as of December 31, 2024	-	-
Issued and outstanding: 492,409,320 Ordinary shares as of September 30, 2025
and 377,132,220 as of December 31, 2024	-	-

Additional paid in capital	120,976	116,160
Accumulated deficit	(109,745)	(102,623)

Total shareholders’ equity	11,231	13,537
Total liabilities and shareholders’ equity	12,368	16,964

(*) 1 American Depositary Share (ADS) represents 80 Ordinary Shares

Chemomab Therapeutics Ltd.
and its subsidiaries
Interim Condensed Consolidated Statements of Operations (Unaudited)

In USD thousands (except for share and per share amounts)

	Three Months Ended September 30, 2025	Three Months Ended September 30, 2024	Nine Months Ended September 30, 2025	Nine Months Ended September 30, 2024
Operating expenses

Research and development	960	2,836	4,740	8,916

General and administrative	884	874	2,853	2,610

Total operating expenses	1,844	3,710	7,593	11,526

Financing income, net	102	227	471	544

Loss before taxes	1,742	3,483	7,122	10,982

Taxes on income	-	-	-	-

Net loss for the period	1,742	3,483	7,122	10,982

Basic and diluted loss per Ordinary Share (*)	0.004	0.0100	0.015	0.036

Weighted average number of Ordinary Shares outstanding, basic, and diluted (*)	494,338,497	350,643,531	471,436,609	306,963,351

(*) 1 American Depositary Share (ADS) represents 80 Ordinary Shares